Exhibit 99.1

ASX ANNOUNCEMENT

3 September 2014

GTG receives Nasdaq deficiency notice

Melbourne, Australia; 3 September 2014: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced that it received a letter dated 29 August 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to 28 August, the bid price for the Company’s ordinary shares has closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 25 February 2015, to regain compliance. To regain compliance with the minimum bid price requirement, GTG’s ordinary shares must meet or exceed the $US1.00 share price for 10 consecutive business days. This deficiency notice does not immediately affect GTG’s Nasdaq listing.

If the Company does not regain compliance with the Rule by 25 February 2015, Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

The relevant Listing Rules are:-

•                  5550(a)(2) — bid price

•                  5810(c)(3)(A) — compliance period

•                  5810(b) — public disclosure

•                  5505 — Capital Market criteria

These Rules only apply to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040